Exhibit 12.1

Wal-Mart Stores, Inc.
Ratio of Earnings to Fixed Charges

	Three Months Ended		Fiscal Years Ended
	April 30,		January 31,
(Amounts in millions)	2016	2015	2016	2015	2014	2013	2012
Income from continuing operations before income taxes	$4,714	$4,856	$21,638	$24,799	$24,656	$25,662	$24,332
Capitalized interest	(11)	(10)	(39)	(59)	(78)	(74)	(60)
Consolidated net income attributable to the noncontrolling interest	(137)	58	(386)	(736)	(673)	(757)	(688)
Adjusted income before income taxes	4,566	4,904	21,213	24,004	23,905	24,831	23,584

Fixed charges:
Interest (1)	596	853	2,587	2,520	2,413	2,325	2,382
Interest component of rent	210	223	836	916	933	859	790
Total fixed charges	806	1,076	3,423	3,436	3,346	3,184	3,172
Income before income taxes and fixed charges	$5,372	$5,980	$24,636	$27,440	$27,251	$28,015	$26,756
Ratio of earnings to fixed charges	6.7	5.6	7.2	8.0	8.1	8.8	8.4
(1) Includes interest on debt, capital leases and financing obligations, amortization of debt issuance costs and capitalized interest.